PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. 200.83

VIA EDGAR

Cecilia D. Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549

Date: January 31, 2018

Re:

Koninklijke Philips N.V. (Royal Philips) Form 20-F for the

Fiscal Year Ended December 31, 2016 Filed February 21, 2017

File No. 1-05146.

Dear Ms. Blye:

Thank you for your letter dated December 15, 2017 to Abhijit Bhattacharya setting forth comments relating to the Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) of Koninklijke Philips N.V. (“Philips” or the “Company”).

Philips’ responses to your comments are set forth below. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text, and have provided Philips’ responses immediately following each numbered comment.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. 200.83

1.	In your letters to us dated January 30, 2015 and March 5, 2015, you discussed contacts with Syria and Sudan. Several Philips websites list distributors in Syria and/or Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 20-F. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2015 letters, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any services, technology, products, equipment or components you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities that they control.

Response:

Since our letters to you on January 30, 2015 and March 5, 2015, during 2015, 2016 and 2017, we have supplied goods and services to Syria and Sudan. To the best of our knowledge and in accordance with our corporate policies, we have done so in compliance with applicable export controls and sanctions laws and regulations, including but not limited to the EU Export Controls system, the U.S. Export Administration Regulations (EAR), and the U.S. OFAC restrictions, as applicable. As discussed below, the goods and services that we provide in these countries have included medical equipment to government funded hospitals in Syria and Sudan. We believe that this medical equipment qualifies under U.S. policy to authorize medical equipment exports. Furthermore, as discussed below, to the best of our knowledge, and after due inquiry, none of these items were on the Commodity Control List of “dual use” items but rather were EAR99 items with a de minimis amount of U.S. content.

Our presence in Syria and Sudan has not changed since our letters of January 30, 2015 and March 5, 2015, as we have had in that period, and continue to have as of today, no actual presence in Syria and Sudan.

To the best of our knowledge, after due inquiry, we have no assets in, or liabilities arising from, Syria or Sudan, There are no Philips employees or production facilities located in Syria or Sudan. Philips has arrangements with unrelated local parties for distribution, maintenance and service of Philips products in Sudan and Syria.

None of our businesses has investments in Sudan or Syria, owns corporations or other entities organized under the laws of those countries, or maintains offices in those countries.1

Sales through consolidated companies

Unless otherwise indicated, the financial data contained in this response letter under this caption relates to entities that Philips consolidated in its results in the applicable period. Following the sell-

[1]

In 2014, Philips Lighting, which was then still a Philips subsidiary, acquired a 51% interest in GLC Saudi Arabia LLC which in turn held a 70% interest in a dormant entity in Syria. As part of the acquisition, a share transfer agreement was executed by GLC Saudi Arabia LLC to divest all shares in the dormant Syrian entity. Although Philips believed that the divestment had taken place, Philips subsequently learned that registration of the transfer in Syria is still pending due to the conflict situation within Syria. Philips did not derive any revenue from the entity in the years 2015-2017 and for accounting purposes did not consider shares in the entity to be an asset of Philips.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. 200.83

down by Philips of its stake in Philips Lighting N.V. (“Philips Lighting”) to below 30%, the Company ceased to consolidate Philips Lighting as of November 30, 2017. Data for entities acquired by Philips during the period 2015-2017 is included for periods following acquisition.

Sales through consolidated companies in Euros

(Figures have all been rounded up to the next one-tenth of one million)

In million EURO	2015	2016	2017
Syria	[***]	[***]	[***]
Sudan	[***]	[***]	[***]

Goods and Services to Syria and Sudan

(Figures have all been rounded up to the next one-tenth of one million)

	Sales in million	Key Products 2015-2017	Key End- markets
Royal Philips	2015: [***] 2016: [***] 2017: [***]

Medical equipment, e.g. defibrillators, MRI-scanners, ultrasound, patient monitors, ventilators; spare parts for the medical equipment delivered.

Consumer devices, home audio and video, kitchen appliances, irons, blenders

Hospitals & Doctors Households & Hotels
Lighting	2015: [***] 2016: [***] 2017: [***]	Lamps, Indoor fluorescent lamps, automotive lamps, lighting components and materials	Households & professional lighting appliances

[THE SYMBOL “***” IN THE TABLE ABOVE REPRESENTS THAT CONFIDENTIAL TREATMENT HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

The total revenues derived from Philips’ operations in Syria and Sudan as shown in the above tables represented on average in 2015, 2016 and 2017 approximately of [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] Philips’ consolidated annual sales.

Sales through unconsolidated companies (associates)

In our annual report we also report investment in associates. Associates are defined as entities over which the Philips group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

We have identified the ten largest associates based on Philips investment value the smallest of which is approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION], and we have requested information from them regarding

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. 200.83

their sales to Sudan and Syria. We have received responses from all ten associates. Of these ten associates, nine have reported to us that they had no sales to any of these countries during the relevant periods. One associate has reported sales in Syria, which consisted of sales of non-U.S. origin DVDRW products in an aggregate amount of approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] in 2015 and no sales in subsequent years. Philips Lighting has been classified as an associate since December 1, 2017. Its sales in Syria and Sudan are reflected in the table above for consolidated entities up until November 2017. In December 2017, Philips Lighting had reported no sales to Syria and, its sales to Sudan were approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION].

Equity interests in companies in Sudan and Syria

None of our businesses has investments in Sudan or Syria, owns corporations or other entities organized under the laws of those countries, or maintains offices in those countries.2

Future Business

We expect that the business volume in Syria will remain in the same order of magnitude during 2018 as it was in the years 2015, 2016 and 2017 while the business volume for Sudan may slightly increase due to regulatory changes. In particular, we note that Effective October 12, 2017, sections 1 and 2 of Executive Order (E.O.) 13067 of November 3, 1997 and all of E.O. 13412 of October 13, 2006 have been revoked, pursuant to E.O. 13761 of January 13, 2017, as amended by E.O. 13804 of July 11, 2017. We note, however, that Sudan remains designated as a state sponsor of terrorism and subject to restrictions under Department of Commerce’s Bureau of Industry and Security (BIS) relating to the export or reexport to Sudan of certain items (commodities, software, and technology) that are on the Commerce Control List (CCL), Supp. No. 1 to part 774 of the Export Administration Regulations, 15 C.F.R. parts 730-774 (EAR).

Philips will continue to monitor carefully its business in Sudan and Syria.

Our expectations with respect to business volumes in Sudan and Syria could change because of a number of factors beyond our control, such as actions taken by governmental agencies or international bodies.

2.	Please discuss the materiality of the contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and

[2]

As noted in response to comment 1 above, in 2014, Philips Lighting, which was then still a Philips subsidiary, acquired a 51% interest in GLC Saudi Arabia LLC which in turn held a 70% interest in a dormant entity in Syria. As part of the acquisition, a share transfer agreement was executed by GLC Saudi Arabia LLC to divest all shares in the dormant Syrian entity. Although Philips believed that the divestment had taken place, Philips subsequently learned that registration of the transfer in Syria is still pending due to the conflict situation within Syria.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. 200.83

other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

Please see our response to Comment 1 for a quantitative analysis of our historical operations, including assets in, liabilities arising from and revenues derived from Syria and Sudan. As noted in our response to Comment 1, our revenues from sales in those countries represent in aggregate approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] of Philips’ consolidated sales and none of its consolidated net assets. We do not believe that these sales constitute a material investment risk for Philips shareholders because of their small amount and the nature of the products and services sold and because we believe that these sales were made in compliance with applicable law.

Philips has assessed the potential effects of its contacts with Syria and Sudan based on qualitative factors as well as quantitative factors, including the potential impact upon the reputation of, and investor interest, in Philips.

In Philips, compliance with all applicable international and national export controls and sanctions regulation is part of our General Business Principles, as endorsed by management and mandatory for Philips group worldwide.

Philips operates a uniform and company-wide system on export controls. Philips has sought and obtained U.S. (re-)export licenses to Sudan and Syria related to supply of health and medical equipment and other goods as required under the applicable U.S. legal regimes. On the basis of the foregoing, including the fact that the total sales to customers in Syria and Sudan in the years 2015, 2016 and 2017 amounted to only approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] of the total consolidated sales of the Company in each year, we do not believe that these activities pose any material risks to Philips or to investors in Philips securities. Further, we believe that they have not affected in this period, and should not affect in future periods, our reputation or our share price or that they have been or should otherwise be material to a shareholder in assessing, as part of the overall mix of information, an investment in Philips.

In light of the foregoing, we do not believe that under the circumstances the disclosure of any additional information regarding the Company’s activities in Syria and Sudan would be significant to investors.

3.	Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

Response:

The goods and services we refer to above in response to comments 1 and 2 were not “dual use” items in that they are not listed on the Commerce Control List. Most transactions with Syria and Sudan involved non-U.S.-origin products with less than 10% U.S. origin content for which U.S. persons did not have any role in making or facilitating the sales and these products are not “dual use” items and rather were EAR99 items and are not subject to the EAR or other re-export license requirements. Where U.S. export or re-export licenses are required for U.S.-origin product content such as in the case of medical equipment, U.S. policies and regulations that govern the export of

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. 200.83

medical supplies and equipment, either by sale or donation, provide that licenses will ordinarily be granted for the export and re-export of medical equipment to Sudan and Syria (e.g. the Ag/Med program promulgated in response to the Trade Sanctions Reform and Export Enhancement Act of 2000, “TSRA”). Licenses issued under the TSRA may cover medical devices (classified as EAR99) and also the spare parts that have been specifically covered under the License Exceptions and specific licenses in line with license requirements of the Department of Commerce under the Export Administration Regulations, 15 CFR parts 730 et. seq. We have sought and obtained licenses from the U.S. as required by applicable law. Even when a license is not required due to lack of U.S. origin content or otherwise, given U.S. Government policy to approve licenses for such sales when required, the export of medical devices by a non-U.S. company should not carry the reputational risk that exports of other products, such as dual use items or other products that are barred by either the OFAC sanctions or the EAR or the EU Member states, presumably would carry.

Request

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of the Company is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of the Company and therefore is not submitted on a confidential basis.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. 200.83

If you have any questions relating to this request for confidential treatment, please feel free to call the undersigned or John O’Connor at Sullivan & Cromwell LLP (London) who may be reached at (212)558-4000.

Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 205977232. We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ Marnix van Ginneken
Marnix van Ginneken
Executive Vice President, Chief Legal Officer and Member of the Board of Management

Cc:	Amanda Ravitz

Assistant Director

Division of Corporation Finance

Jennifer Hardy

Special Counsel

Office of Global Security Risk